

NEWS RELEASE

**ALTRIA GROUP, INC. (ALTRIA) REPORTS**
**2008 SECOND-QUARTER RESULTS**

- **Reported diluted earnings per share from continuing operations of $0.45 versus $0.34 in the second quarter of 2007**
- **Adjusted diluted earnings per share from continuing operations up 12.2% to $0.46 versus $0.41 in the second quarter of 2007**
- **Altria reaffirms its 2008 guidance for adjusted diluted earnings per share from continuing operations in the range of $1.63 to $1.67, representing a growth rate of approximately 9% to 11%, from a base of $1.50 per share in 2007**
- **Philip Morris USA's adjusted operating companies income up 3.8% versus the second quarter of 2007**
- **Marlboro achieves record retail share of 41.8%, up 0.8 share points versus the second quarter of 2007**
- **John Middleton Co. delivers strong cigar volume gains, up 11.0% versus the second quarter of 2007**

RICHMOND, Va, July 31, 2008 – Altria Group, Inc. (NYSE: MO) today announced second-quarter reported diluted earnings per share (EPS) from continuing operations of $0.45 versus $0.34 in the second quarter of 2007, up 32.4% versus the prior year. This quarter's reported results were impacted primarily by lower pre-tax charges related to the closure of Philip Morris USA's (PM USA) Cabarrus, North Carolina manufacturing facility, solid operating companies income (OCI) performance by PM USA and John Middleton Co. (Middleton), and lower general corporate and interest expenses. Adjusted diluted EPS from continuing operations increased 12.2% to $0.46 versus $0.41 in the prior-year period.

"During the second quarter, Altria delivered strong earnings per share growth, reflecting our commitment to deliver substantial shareholder return," said Michael E. Szymanczyk, Chairman and Chief Executive Officer of Altria Group, Inc. "Altria is reaffirming its 2008 earnings per share guidance, reflecting confidence in the strength of our businesses."

"PM USA delivered solid income growth and achieved strong retail share results, driven by **Marlboro**, and John Middleton's cigar business delivered strong income, volume and share performance," Mr. Szymanczyk said. "Altria also continued to realize cost savings from its corporate restructuring program."

## Conference Call

A conference call with members of the investment community and news media will be webcast on July 31, 2008 at 9:00 a.m. Eastern Time. Access to the webcast is available at www.altria.com.

## 2008 Full-Year Forecast

Altria reaffirms its 2008 EPS guidance. Altria forecasts that 2008 adjusted full-year diluted EPS from continuing operations will be in the range of $1.63 to $1.67. This range represents a 9% to 11% growth rate in EPS from an adjusted base of $1.50 per share in 2007 as shown in Schedule 7. Altria continues to expect full-year operating companies income growth from continuing operations in the mid-single digits on both a reported and adjusted basis. The factors described in the Forward-Looking and Cautionary Statements section of this release represent continuing risks to these projections.

## 2008 Second-Quarter Results Excluding Special Items

Adjusted for the items shown in Table 1 below, second-quarter adjusted diluted EPS from continuing operations increased 12.2% versus the prior-year period to $0.46.

| **Table 1 - Adjusted 2008 Second Quarter Results** | **Q2 2008** | **Q2 2007** | **Change** |
|---|---|---|---|
| **Reported diluted EPS from continuing operations** | **$ 0.45** | **$ 0.34** | **32.4%** |
| Asset impairment, exit, integration and implementation costs | 0.01 | 0.09 | |
| Recoveries from airline industry exposure | - | (0.02) | |
| **Adjusted diluted EPS from continuing operations** | **$ 0.46** | **$ 0.41** | **12.2%** |

Adjusted for the items shown in Table 2 below, adjusted diluted EPS from continuing operations increased 10.8% in the first half of 2008 versus the prior-year period to $0.82.

| **Table 2 - Adjusted 2008 First-Half Results** | **Six Months Ended June 30** | | |
|---|---|---|---|
| | **2008** | **2007** | **Change** |
| **Reported diluted EPS from continuing operations** | **$ 0.73** | **$ 0.67** | **9.0%** |
| Asset impairment, exit, integration and implementation costs | 0.09 | 0.11 | |
| Recoveries from airline industry exposure | - | (0.06) | |
| Gain on sale of corporate headquarters | (0.12) | - | |
| Loss on early extinguishment of debt | 0.12 | - | |
| Interest on tax reserve transfers to Kraft | - | 0.02 | |
| **Adjusted diluted EPS from continuing operations** | **$ 0.82** | **$ 0.74** | **10.8%** |

**Share Repurchase Program**

Altria began repurchasing shares as part of its previously announced share repurchase program. Altria spent $1.2 billion and repurchased 53.5 million shares of stock at an average price of $21.81 in the second quarter of 2008.

## ALTRIA GROUP, INC.

*As described in "Note 15. Segment Reporting" of Altria's 2007 Annual Report, management reviews operating companies income, which is defined as operating income before corporate expenses and amortization of intangibles, to evaluate segment performance and allocate resources. Management believes it is appropriate to disclose this measure to help investors analyze business performance and trends. For a reconciliation of operating companies income to operating income, see the Condensed Consolidated Statements of Earnings contained in this release.*

*Altria's reporting segments are Cigarettes and other tobacco products, manufactured and sold by PM USA; Cigars, manufactured and sold by Middleton; and Financial services, provided by Philip Morris Capital Corporation (PMCC).*

*All references in this news release are to continuing operations, unless otherwise noted.*

**2008 Second-Quarter Results**

Net revenues increased 4.0% to $5.1 billion. Operating income increased 30.7% to $1.3 billion, primarily driven by lower pre-tax charges related to the closure of PM USA's Cabarrus,

North Carolina cigarette manufacturing facility, increased operating companies income and lower general corporate expenses. In the second quarter of 2007, Altria had a cash recovery from PMCC's assets that had been previously written down, which positively impacted operating income in that quarter.

Earnings from continuing operations increased 30.1% to $930 million, reflecting the items mentioned above as well as decreased interest expense due to lower debt outstanding, partially offset by higher income taxes.

Net earnings, including discontinued operations, decreased 58.0% to $930 million due to the Philip Morris International (PMI) spin-off. Diluted EPS, as detailed on Schedule 1, was $0.45.

## CIGARETTES and OTHER TOBACCO PRODUCTS

### 2008 Second-Quarter Results

PM USA's net revenues increased 2.2% to $4.9 billion. Revenues net of excise taxes increased 3.8% to approximately $4.1 billion, primarily driven by lower wholesale promotional allowance rates, partially offset by lower volume. Following the PMI spin-off in March 2008, PM USA began reporting revenues and costs of sales for contract volume manufactured for PMI consistent with all other sales to third parties. PM USA's second-quarter revenues included $107 million from contract volume manufactured for PMI under an agreement that is expected to terminate before the end of this year. As shown in Table 3 below, PM USA's adjusted revenues net of excise taxes and contract volume manufactured for PMI increased 1.0% to approximately $4.0 billion.

| **Table 3 - PM USA Adjusted Revenues ($ Millions)** | **Q2 2008** | **Q2 2007** | **Change** |
|---|---|---|---|
| **PM USA net revenues** | **$ 4,916** | **$ 4,809** | **2.2%** |
| Excise taxes on cigarettes and other tobacco products | (859) | (899) | |
| **PM USA revenues net of excise taxes** | **4,057** | **3,910** | **3.8%** |
| Revenues for contract volume manufactured for PMI | (107) | - | |
| **Adjusted PM USA revenues net of excise taxes and contract volume manufactured for PMI** | **$ 3,950** | **$ 3,910** | **1.0%** |

PM USA's operating companies income increased 33.2% to $1.3 billion, due to lower pre-tax charges related to the closure of the Cabarrus, North Carolina cigarette manufacturing facility, as well as lower wholesale promotional allowance rates, partially offset by lower volume, increased resolution expenses, and costs related to the reduction of contract volume manufactured for PMI. Adjusted for items related to the Cabarrus, North Carolina facility closure, PM USA's second-quarter 2008 operating companies income increased by 3.8% to approximately $1.4 billion as shown in Table 4 below.

| **Table 4 - PM USA Adjusted OCI ($ Millions)** | **Q2 2008** | **Q2 2007** | **Change** |
|---|---|---|---|
| **PM USA reported operating companies income** | **$ 1,337** | **$ 1,004** | **33.2%** |
| Asset impairment, exit and implementation costs | 35 | 318 | |
| **Adjusted PM USA operating companies income** | **$ 1,372** | **$ 1,322** | **3.8%** |
| **Adjusted OCI margin*** | **34.7%** | **33.8%** | **0.9pp** |

** Adjusted OCI margins are calculated as adjusted operating companies income, divided by adjusted PM USA revenues net of excise taxes and contract volume manufactured for PMI.*

PM USA's domestic cigarette shipment volume of 43.6 billion units was 4.5% lower than the prior-year period, but was estimated to be down approximately 3.5% when adjusted for changes in trade inventories. PM USA estimates that total cigarette industry volume declined approximately 4% in the second quarter. For the first half of 2008, PM USA's domestic cigarette volume of 83.7 billion units was 2.9% lower than the prior-year period, but was estimated to be down approximately 3.5% when adjusted for changes in trade inventories. For the full-year 2008, PM USA estimates a total cigarette industry volume decline of approximately 3% to 3.5%.

Cigarette volume performance by brand for PM USA is summarized in Table 5 below.

| **Table 5 - PM USA Cigarette Volume* by Brand (Billion Units)** | **Q2 2008** | **Q2 2007** | **Change**** |
|---|---|---|---|
| **Marlboro** | 36.7 | 37.7 | (2.9)% |
| **Parliament** | 1.3 | 1.5 | (10.6)% |
| **Virginia Slims** | 1.6 | 1.8 | (12.4)% |
| **Basic** | 3.0 | 3.5 | (13.1)% |
| **Focus Brands** | 42.6 | 44.5 | (4.3)% |
| **Other PM USA** | 1.0 | 1.1 | (11.3)% |
| **Total PM USA** | **43.6** | **45.6** | **(4.5)%** |

** Unit volume includes units sold as well as promotional units, and excludes Puerto Rico, U.S. Territories, Overseas Military, Philip Morris Duty Free Inc. and contract manufacturing for PMI.*

*** Calculation based on millions of units.*

As shown in Table 6 below, PM USA achieved strong retail cigarette share results in the second quarter of 2008, driven by **Marlboro**, which increased its retail share by 0.8 share points versus the prior-year period to a record 41.8%.

**Table 6 - PM USA Quarterly Retail Share***

| | Q2 2008 | Q2 2007 | Change |
|---|---|---|---|
| **Marlboro** | 41.8% | 41.0% | 0.8pp |
| **Parliament** | 1.9% | 1.9% | 0.0pp |
| **Virginia Slims** | 2.0% | 2.2% | -0.2pp |
| **Basic** | 4.0% | 4.0% | 0.0pp |
| **Focus Brands** | 49.7% | 49.1% | 0.6pp |
| **Other PM USA** | 1.3% | 1.4% | -0.1pp |
| **Total PM USA** | **51.0%** | **50.5%** | **0.5pp** |

** Retail share performance is based on data from the Information Resources, Inc. (IRI)/Capstone Total Retail Panel, which is a tracking service that uses a sample of stores to project market share performance in retail stores selling cigarettes. The panel was not designed to capture sales through other channels, including the Internet and direct mail.*

PM USA continues to test market **Marlboro** Snus, which is a spit-free, smokeless tobacco pouch product designed especially for adult smokers, in Dallas, Texas and Indianapolis, Indiana. In addition, PM USA continues to test market **Marlboro** Moist Smokeless Tobacco, which is designed to provide a premium quality product at an attractive price for adult moist smokeless tobacco consumers, in the greater Atlanta, Georgia area.

## CIGARS

### 2008 Second-Quarter Results

Middleton's second-quarter net revenues were $101 million. Revenues net of excise taxes were $85 million. Operating companies income in the second quarter was $50 million, which includes a pre-tax charge of $1 million for integration costs. Middleton's second-quarter cigar shipment volume grew 11.0% versus the prior-year period to 355 million units, driven by its leading brand **Black & Mild**.

Middleton's second-quarter retail share increased 2.6 share points versus the prior-year period to 27.8% of the machine-made large cigar segment, driven by **Black & Mild**[1]. Second-quarter retail share for **Black & Mild** increased 2.9 share points versus the prior-year period to 27.0% of the machine-made large cigar segment.

At the end of the first quarter of 2008, PM USA's Sales Force began representing Middleton's brands at retail. PM USA's Sales Force efforts increased **Black & Mild**'s retail distribution and visibility, which contributed to Middleton's strong volume and share gains in the second quarter.

## FINANCIAL SERVICES

### 2008 Second-Quarter Results

PMCC reported operating companies income of $30 million for the second quarter of 2008 versus $139 million for the prior-year period. Operating companies income was lower due to a 2007 cash recovery of $78 million from assets that had been previously written down, as well as lower asset management gains and lease revenues in 2008.

PMCC remains focused on managing its portfolio of leased assets to maximize gains and cash flows from income generating assets, as well as asset sales and related activities. PMCC is not making new investments and expects that its operating companies income will vary over time as investments mature or are sold.

### Altria Group, Inc. Profile

As of June 30, 2008, Altria owned 100% of each of PM USA, Middleton and PMCC, and approximately 28.5% of SABMiller plc. The brand portfolio of Altria's tobacco operating companies includes such well-known names as **Marlboro**, **Parliament**, **Virginia Slims, Basic** and **Black & Mild**. Altria recorded 2007 net revenues from continuing operations of approximately $18.7 billion.

Trademarks and service marks referenced in this release are the property of, or licensed by, Altria Group, Inc. or its subsidiaries.

---

[1] Retail share performance is based on the 12-week period ending June 8, 2008 from the IRI Cigar Database for Food, Drug, Mass Merchandise and Convenience trade classes, which was created to specifically track cigar market share performance. It is substantially similar to the IRI Syndicated Review database that was used to report first-quarter results.

**Forward-Looking and Cautionary Statements**

This press release contains projections of future results and other forward-looking statements that involve a number of risks and uncertainties and are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. The following important factors could cause actual results and outcomes to differ materially from those contained in such forward-looking statements.

Altria's tobacco subsidiaries (PM USA and Middleton) are subject to intense price competition; changes in consumer preferences and demand for their products; fluctuations in raw material availability, quality and cost; fluctuations in levels of customer inventories; the effects of global, national and local economic and market conditions; changes to income tax laws; legislation, including actual and potential excise tax increases; increasing marketing and regulatory restrictions; the effects of price increases related to excise tax increases and concluded tobacco litigation settlements on consumption rates and consumer preferences within price segments; health concerns relating to the use of tobacco products and exposure to environmental tobacco smoke; governmental regulation; privately imposed smoking restrictions; and governmental and grand jury investigations. Their results are dependent upon their continued ability to promote brand equity successfully; to anticipate and respond to new consumer trends; to develop new products and markets and to broaden brand portfolios in order to compete effectively; and to improve productivity.

Altria's subsidiaries continue to be subject to litigation, including risks associated with adverse jury and judicial determinations, courts reaching conclusions at variance with the company's understanding of applicable law and bonding requirements in the limited number of jurisdictions that do not limit the dollar amount of appeal bonds.

Altria and its subsidiaries are subject to other risks detailed from time to time in its publicly filed documents, including its Quarterly Report on Form 10-Q for the period ended March 31, 2008. Altria cautions that the foregoing list of important factors is not complete and does not undertake to update any forward-looking statements that it may make.

CONTACT:

Clifford B. Fleet
Vice President, Investor Relations
804-484-8222

Daniel R. Murphy
Director, Investor Relations
804-484-8222

SOURCE: Altria Group, Inc.


Altria


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Schedule 1

ALTRIA GROUP, INC.
and Subsidiaries
Condensed Consolidated Statements of Earnings
For the Quarters Ended June 30,
(in millions of dollars, except per share data)
(Unaudited)

| | 2008 | 2007 | % Change |
|---|---|---|---|
| **Net revenues** | **$ 5,054** | **$ 4,861** | **4.0 %** |
| Cost of sales | 2,168 | 2,021 | 7.3 % |
| Excise taxes on products (*) | 875 | 899 | (2.7)% |
| Gross profit | 2,011 | 1,941 | 3.6 % |
| Marketing, administration and research costs | 576 | 558 | |
| Asset impairment and exit costs | 18 | 318 | |
| Recoveries from airline industry exposure | - | (78) | |
| **Operating companies income** | **1,417** | **1,143** | **24.0 %** |
| Amortization of intangibles | 1 | - | |
| General corporate expenses | 73 | 116 | |
| Corporate asset impairment and exit costs | 1 | - | |
| **Operating income** | **1,342** | **1,027** | **30.7 %** |
| Interest and other debt expense, net | 18 | 59 | |
| Equity earnings in SABMiller | (147) | (162) | |
| Earnings from continuing operations before income taxes | 1,471 | 1,130 | 30.2 % |
| Provision for income taxes | 541 | 415 | 30.4 % |
| **Earnings from continuing operations** | **930** | **715** | **30.1 %** |
| **Earnings from discontinued operations, net of income taxes and minority interest** | **-** | **1,500** | |
| **Net earnings** | **$ 930** | **$ 2,215** | **(58.0)%** |
| **Per share data:** | | | |
| **Basic earnings per share:** | | | |
| **Continuing operations** | **$ 0.45** | **$ 0.34** | **32.4 %** |
| **Discontinued operations** | **$ -** | **$ 0.71** | |
| **Net earnings** | **$ 0.45** | **$ 1.05** | **(57.1)%** |
| **Diluted earnings per share:** | | | |
| **Continuing operations** | **$ 0.45** | **$ 0.34** | **32.4 %** |
| **Discontinued operations** | **$ -** | **$ 0.71** | |
| **Net earnings** | **$ 0.45** | **$ 1.05** | **(57.1)%** |
| Weighted average number of shares outstanding: | | | |
| Basic | 2,075 | 2,101 | (1.2)% |
| Diluted | 2,088 | 2,116 | (1.3)% |

(*) The segment detail of excise taxes on products sold is shown in Schedule 2.




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Schedule 2

ALTRIA GROUP, INC.
and Subsidiaries
Selected Financial Data by Business Segment
For the Quarters Ended June 30,
(in millions of dollars)
(Unaudited)

| | Net Revenues | | | | Operating Companies Income | | | |
|---|---|---|---|---|---|---|---|---|
| | **Cigarettes and other tobacco products** | **Cigars** | **Financial services** | **Total** | **Cigarettes and other tobacco products** | **Cigars** | **Financial services** | **Total** |
| 2008 | $ 4,916 | $ 101 | $ 37 | $ 5,054 | $ 1,337 | $ 50 | $ 30 | $ 1,417 |
| 2007 | 4,809 | - | 52 | 4,861 | 1,004 | - | 139 | 1,143 |
| % Change | 2.2% | - | (28.8)% | 4.0% | 33.2% | - | (78.4)% | 24.0% |
| **Reconciliation:** | | | | | | | | |
| **For the quarter ended June 30, 2007** | **$ 4,809** | **$ -** | **$ 52** | **$ 4,861** | **$ 1,004** | **$ -** | **$ 139** | **$ 1,143** |
| Asset impairment and exit costs - 2007 | - | - | - | - | 318 | - | - | 318 |
| Recoveries from airline industry exposure - 2007 | - | - | - | - | - | - | (78) | (78) |
| | - | - | - | - | 318 | - | (78) | 240 |
| Asset impairment and exit costs - 2008 | - | - | - | - | (18) | - | - | (18) |
| Integration costs - 2008 | - | - | - | - | - | (1) | - | (1) |
| Implementation costs - 2008 | - | - | - | - | (17) | - | - | (17) |
| | - | - | - | - | (35) | (1) | - | (36) |
| Acquired business | - | 101 | - | 101 | - | 51 | - | 51 |
| Operations | 107 | - | (15) | 92 | 50 | - | (31) | 19 |
| **For the quarter ended June 30, 2008** | **$ 4,916** | **$ 101** | **$ 37** | **$ 5,054** | **$ 1,337** | **$ 50** | **$ 30** | **$ 1,417** |

The detail of excise taxes on products sold is as follows:

| | Cigarettes and other tobacco products | Cigars | Financial services | Total |
|---|---|---|---|---|
| 2008 | $ 859 | $ 16 | $ - | $ 875 |
| 2007 | $ 899 | $ - | $ - | $ 899 |









Schedule 3

ALTRIA GROUP, INC.
and Subsidiaries
Condensed Consolidated Statements of Earnings
For the Six Months Ended June 30,
(in millions of dollars, except per share data)
(Unaudited)

| | 2008 | 2007 | % Change |
|---|---|---|---|
| **Net revenues** | **$ 9,464** | **$ 9,149** | **3.4 %** |
| Cost of sales | 4,055 | 3,809 | 6.5 % |
| Excise taxes on products (*) | 1,681 | 1,699 | (1.1)% |
| Gross profit | 3,728 | 3,641 | 2.4 % |
| Marketing, administration and research costs | 1,127 | 1,097 | |
| Asset impairment and exit costs | 29 | 318 | |
| Recoveries from airline industry exposure | - | (207) | |
| **Operating companies income** | **2,572** | **2,433** | **5.7 %** |
| Amortization of intangibles | 3 | - | |
| General corporate expenses | 170 | 226 | |
| Gain on sale of corporate headquarters building | (404) | - | |
| Corporate asset impairment and exit costs | 248 | 61 | |
| **Operating income** | **2,555** | **2,146** | **19.1 %** |
| Interest and other debt expense, net | 2 | 163 | |
| Loss on early extinguishment of debt | 393 | - | |
| Equity earnings in SABMiller | (290) | (260) | |
| Earnings from continuing operations before income taxes | 2,450 | 2,243 | 9.2 % |
| Provision for income taxes | 906 | 832 | 8.9 % |
| **Earnings from continuing operations** | **1,544** | **1,411** | **9.4 %** |
| **Earnings from discontinued operations,** | | . | |
| **net of income taxes and minority interest** | **1,840** | **3,554** | |
| **Net earnings** | **$ 3,384** | **$ 4,965** | **(31.8)%** |
| **Per share data (**):** | | | |
| **Basic earnings per share:** | | | |
| **Continuing operations** | **$ 0.74** | **$ 0.67** | **10.4 %** |
| **Discontinued operations** | **$ 0.88** | **$ 1.70** | |
| **Net earnings** | **$ 1.62** | **$ 2.37** | **(31.6)%** |
| **Diluted earnings per share:** | | | |
| **Continuing operations** | **$ 0.73** | **$ 0.67** | **9.0 %** |
| **Discontinued operations** | **$ 0.88** | **$ 1.68** | |
| **Net earnings** | **$ 1.61** | **$ 2.35** | **(31.5)%** |
| Weighted average number of shares outstanding: | | | |
| Basic | 2,091 | 2,099 | (0.4)% |
| Diluted | 2,105 | 2,113 | (0.4)% |

(*) The segment detail of excise taxes on products sold is shown in Schedule 4.

(**) Basic and diluted earnings per share are computed independently for each period. Accordingly, the sum of the quarterly earnings per share amounts may not agree to the year-to-date amounts.




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ALTRIA GROUP, INC.
and Subsidiaries
Selected Financial Data by Business Segment
For the Six Months Ended June 30,
(in millions of dollars)
(Unaudited)

| | Net Revenues | | | | Operating Companies Income | | | |
|---|---|---|---|---|---|---|---|---|
| | **Cigarettes and other tobacco products** | **Cigars** | **Financial services** | **Total** | **Cigarettes and other tobacco products** | **Cigars** | **Financial services** | **Total** |
| 2008 | $ 9,149 | $ 192 | $ 123 | $ 9,464 | $ 2,377 | $ 91 | $ 104 | $ 2,572 |
| 2007 | 9,054 | - | 95 | 9,149 | 2,134 | - | 299 | 2,433 |
| % Change | 1.0% | - | 29.5% | 3.4% | 11.4% | - | (65.2)% | 5.7% |
| **Reconciliation:** | | | | | | | | |
| **For the six months ended June 30, 2007** | **$ 9,054** | **$ -** | **$ 95** | **$ 9,149** | **$ 2,134** | **$ -** | **$ 299** | **$ 2,433** |
| Asset impairment and exit costs - 2007 | - | - | - | - | 318 | - | - | 318 |
| Recoveries from airline industry exposure - 2007 | - | - | - | - | - | - | (207) | (207) |
| | - | - | - | - | 318 | - | (207) | 111 |
| Asset impairment and exit costs - 2008 | - | - | - | - | (29) | - | - | (29) |
| Integration costs - 2008 | - | - | - | - | - | (3) | - | (3) |
| Implementation costs - 2008 | - | - | - | - | (32) | - | - | (32) |
| | - | - | - | - | (61) | (3) | - | (64) |
| Acquired business | - | 192 | - | 192 | - | 94 | - | 94 |
| Operations | 95 | - | 28 | 123 | (14) | - | 12 | (2) |
| **For the six months ended June 30, 2008** | **$ 9,149** | **$ 192** | **$ 123** | **$ 9,464** | **$ 2,377** | **$ 91** | **$ 104** | **$ 2,572** |

The detail of excise taxes on products sold is as follows:

| | Cigarettes and other tobacco products | Cigars | Financial services | Total |
|---|---|---|---|---|
| 2008 | $ 1,650 | $ 31 | $ - | $ 1,681 |
| 2007 | $ 1,699 | $ - | $ - | $ 1,699 |




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Schedule 5

ALTRIA GROUP, INC.
and Subsidiaries
Net Earnings and Diluted Earnings Per Share
For the Quarters Ended June 30,
(in millions of dollars, except per share data)
(Unaudited)

| | Net Earnings | | Diluted E.P.S. | |
|---|---|---|---|---|
| 2008 Continuing Earnings | $ 930 | | $ 0.45 | |
| 2007 Continuing Earnings | $ 715 | | $ 0.34 | |
| % Change | 30.1 | % | 32.4 | % |
| **Reconciliation:** | | | | |
| **2007 Continuing Earnings** | **$ 715** | | **$ 0.34** | |
| 2007 Asset impairment and exit costs | 205 | | 0.09 | |
| 2007 Recoveries from airline industry exposure | (50) | | (0.02) | |
| | 155 | | 0.07 | |
| 2008 Asset impairment, exit, integration and implementation costs | (24) | | (0.01) | |
| | (24) | | (0.01) | |
| Change in shares | - | | 0.01 | |
| Change in tax rate | (6) | | - | |
| Operations | 90 | | 0.04 | |
| **2008 Continuing Earnings** | **$ 930** | | **$ 0.45** | |
| **2008 Discontinued Earnings** | **$ -** | | **$ -** | |
| **2008 Net Earnings** | **$ 930** | | **$ 0.45** | |
| **2008 Continuing Earnings Adjusted For Special Items** | **$ 954** | | **$ 0.46** | |
| **2007 Continuing Earnings Adjusted For Special Items** | **$ 870** | | **$ 0.41** | |
| **% Change** | **9.7** | **%** | **12.2** | % |




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Schedule 6

ALTRIA GROUP, INC.
and Subsidiaries
Net Earnings and Diluted Earnings Per Share
For the Six Months Ended June 30,
(in millions of dollars, except per share data)
(Unaudited)

| | Net Earnings | Diluted E.P.S. (*) |
|---|---|---|
| 2008 Continuing Earnings | $ 1,544 | $ 0.73 |
| 2007 Continuing Earnings | $ 1,411 | $ 0.67 |
| % Change | 9.4 % | 9.0 % |
| **Reconciliation:** | | |
| **2007 Continuing Earnings** | **$ 1,411** | **$ 0.67** |
| 2007 Asset impairment and exit costs | 241 | 0.11 |
| 2007 Interest on tax reserve transfers to Kraft | 50 | 0.02 |
| 2007 Recoveries from airline industry exposure | (133) | (0.06) |
| | 158 | 0.07 |
| 2008 Asset impairment, exit, integration and implementation costs | (196) | (0.09) |
| 2008 Gain on sale of corporate headquarters building | 263 | 0.12 |
| 2008 Loss on early extinguishment of debt | (256) | (0.12) |
| | (189) | (0.09) |
| Operations | 164 | 0.08 |
| **2008 Continuing Earnings** | **$ 1,544** | **$ 0.73** |
| **2008 Discontinued Earnings** | **$ 1,840** | **$ 0.88** |
| **2008 Net Earnings** | **$ 3,384** | **$ 1.61** |
| **2008 Continuing Earnings Adjusted For Special Items** | **$ 1,733** | **$ 0.82** |
| **2007 Continuing Earnings Adjusted For Special Items** | **$ 1,569** | **$ 0.74** |
| **% Change** | **10.5 %** | **10.8 %** |

(*) Diluted earnings per share is computed independently for each period. Accordingly, the sum of the quarterly earnings per share amounts may not agree to the year-to-date amounts.




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Schedule 7

ALTRIA GROUP, INC.

and Subsidiaries

Diluted Earnings Per Share from Continuing Operations

for the quarters ended March 31, June 30, September 30, and December 31, 2007

(Unaudited)

| | 2007 | | | | |
|---|---|---|---|---|---|
| | **Q1** | **Q2** | **Q3** | **Q4** | **Full Year (*)** |
| **Reported diluted EPS from continuing operations** | **$ 0.33** | **$ 0.34** | **$ 0.43** | **$ 0.39** | **$ 1.48** |
| Tax items | - | - | (0.03) | (0.06) | (0.09) |
| Recoveries from airline industry exposure | (0.04) | (0.02) | - | - | (0.06) |
| Interest on tax reserve transfers to Kraft | 0.02 | - | - | - | 0.02 |
| Asset impairment, exit and implementation costs | 0.02 | 0.09 | - | 0.02 | 0.15 |
| **Adjusted diluted EPS from continuing operations** | **$ 0.33** | **$ 0.41** | **$ 0.40** | **$ 0.35** | **$ 1.50** |

(*) Diluted earnings per share are computed independently for each period. Accordingly, the sum of the quarterly earnings per share amounts may not agree to the total for the year.









Schedule 8

ALTRIA GROUP, INC.
and Subsidiaries
Condensed Consolidated Balance Sheets
(in millions of dollars)
(Unaudited)

| | June 30, 2008 | December 31, 2007 |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ 415 | $ 4,842 |
| Other current assets | 3,142 | 3,281 |
| Property, plant and equipment, net | 2,179 | 2,422 |
| Goodwill and other intangible assets, net | 3,124 | 3,125 |
| Investment in SABMiller | 4,273 | 3,960 |
| Other long-term assets | 1,854 | 1,782 |
| Total assets of discontinued operations | - | 31,736 |
| Total consumer products assets | 14,987 | 51,148 |
| Total financial services assets | 5,864 | 6,063 |
| **Total assets** | **$ 20,851** | **$ 57,211** |
| **Liabilities and Stockholders' Equity** | | |
| Short-term borrowings | 1,711 | - |
| Current portion of long-term debt | 378 | 2,354 |
| Accrued settlement charges | 2,409 | 3,986 |
| Other current liabilities | 2,383 | 4,169 |
| Long-term debt | 101 | 1,885 |
| Accrued postretirement health care costs | 1,887 | 1,916 |
| Other long-term liabilities | 2,548 | 2,406 |
| Total liabilities of discontinued operations | - | 16,338 |
| Total consumer products liabilities | 11,417 | 33,054 |
| Total financial services liabilities | 5,500 | 5,603 |
| Total liabilities | 16,917 | 38,657 |
| Total stockholders' equity | 3,934 | 18,554 |
| **Total liabilities and stockholders' equity** | **$ 20,851** | **$ 57,211** |
| Total consumer products debt | $ 2,190 | $ 4,239 |
| Total debt | $ 2,690 | $ 4,739 |








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